


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, DC
213
SECTION

BB 3/12

SECURITIES AND EXCHANGE COMMISSION

07003811

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49325 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCL FINANCIAL GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1869 West Littleton Boulevard
(No. and Street)

| Littleton | Colorado | 80120 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Flater — 303-794-8686 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mason Russell West, LLC
(Name – *if individual, state last, first, middle name*)

| 739 West Littleton Boulevard | Littleton | Colorado | 80120-2337 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gary Flater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCL Financial Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


WENDY H. O'ROURKE
NOTARY
PUBLIC
STATE OF COLORADO

Signature
Gary L. Flater
President
Title

Wendy H. O'Rourke
Notary Public
Commission Expires 9-8-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Table of Contents

# MCL Financial Group, Inc.

## Statements of Cash Flows

## For the Years Ended December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net income | $ (130,096) | $ 77,024 |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Rounding difference | - | - |
| Changes in operating assets and liabilities: | | |
| Trade accounts receivable | 702,891 | (384,689) |
| Prepaids | (5,456) | (2,041) |
| Payables, overdraft and accruals | (393,695) | (91,616) |
| Marketing reimbursement payable | - | - |
| Capital allocations fee payable | - | - |
| Income taxes payable | - | - |
| **Net Cash Provided (Used) by Operating Activities** | 173,644 | (401,322) |
| **Cash Flows From Investing Activities** | | |
| Increase in additional paid-in capital | 50,000 | - |
| **Net Increase in Cash** | 223,644 | (401,322) |
| **Cash at Beginning of the Year** | 40,717 | 442,039 |
| **Cash at End of the Year** | $ 264,361 | $ 40,717 |
| Supplemental Disclosures of Cash Flow Information: | | |
| Cash paid for interest | $ - | $ - |
| Cash paid for taxes | $ - | $ - |

The accompanying notes are an integral part of these statements.

# MCL Financial Group, Inc.
## Statements of Stockholder's Equity
## For the Years Ended December 31, 2006 and 2005

| | Common Stock | | | Additional | Retained | |
|---|---|---|---|---|---|---|
| | Authorized | Shares | Amount | Paid-in Capital | Earnings (Deficit) | Totals |
| **Balance December 31, 2002** | 5,000,000 | 250,000 | $ 54,384 | $ - | $ (13,540) | $ 40,844 |
| Net income | - | - | - | - | 127,220 | 127,220 |
| **Balance December 31, 2003** | 5,000,000 | 250,000 | 54,384 | - | 113,680 | 168,064 |
| Net income | - | - | - | - | 43,714 | 43,714 |
| **Balance December 31, 2004** | 5,000,000 | 250,000 | 54,384 | - | 157,394 | 211,778 |
| Reverse split | (4,995,000) | (249,750) | - | - | - | - |
| Net income | - | - | - | - | 77,024 | 77,024 |
| **Balance December 31, 2005** | 5,000 | 250 | 54,384 | - | 234,418 | 288,802 |
| Additional paid in capital | - | - | - | 50,000 | - | 50,000 |
| Net income | - | - | - | - | (70,096) | (70,096) |
| **Balance December 31, 2006** | 5,000 | 250 | $ 54,384 | $ 50,000 | $ 164,322 | $ 268,706 |

The accompanying notes are an integral part of these statements.

# MCL Financial Group, Inc.
## Notes to Financial Statements
## December 31, 2006 and 2005

## 1. Organization and Significant Accounting Policies

**Organization and Nature of Business**
MCL Financial Group, Inc. (the Company) was incorporated in the State of Colorado on March 19, 1996 for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business. Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Legent Clearing Corporation (LCC) on a fully disclosed basis. The Company's agreement with LCC provides that, as clearing broker, LCC will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to LCC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act.

On January 1, 2001, all non-brokerage related assets, liabilities and equity accounts were transferred to MCL Holding, Inc. (Holding) in a non-cash transaction. The result of the transaction was that the company became a wholly owned subsidiary of MCL Holding, Inc.

**Cash and Cash Equivalents**
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

**Restricted Cash**
In order to meet its minimum cash requirements, the Company deposited $5,000 to a money market account with its clearing broker.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

### 2. Income Taxes

The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Income tax expense differs from amounts that would be calculated by applying the federal statutory rate because of the federal surtax, state income tax rates, certain nondeductible expenses and net operating loss carrybacks, if any.

The Company filed a consolidated tax return with Holding for the years ended December 31, 2006 and 2005. The combined returns show net income of approximately $-0- and $-0-, respectively. The benefit of (provision for) income taxes for the years ended December 31, 2006 and 2005 was $-0- and $-0-, respectively. Taxes are allocated between the Corporations based on the net income (loss) of each entity.

### 3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

| | Net Capital | Net Capital Requirements | Aggregate Indebtedness | Capital Ratio |
|---|---|---|---|---|
| December 31, 2005 | $ (2,809) | $ 78,175 | $ 1,172,036 | (417.24) to 1 |
| December 31, 2006 | $ 178,838 | $ 51,915 | $ 1,172,036 | 4.02 to 1 |

## 3. Net Capital Requirements (continued)

During a recent NASD review approximately $260,000 in fees receivable were disallowed from the Net Capital Computation. This caused the company to be out of compliance with the Net Capital requirements. During January 2006, an additional $50,000 capital contribution was made to bring the company into compliance with the requirements.

At January 31, 2006 a firm computation showed Net Capital to be in compliance.

## 4. Related Party Transactions

The company occupies office facilities and uses office equipment that are leased by Holding from an entity controlled by the company's sole shareholder. The company paid Holding a management fee of $540,000 in 2006 and 2005. This fee includes use of the facilities and equipment. Because of the nature of these relationships, the amounts charged may have been different had the parties not been related.

In addition, during the years ended December 31, 2006 and 2005, the company paid additional fees to Holding in the amount of $763,530 and $1,477,000, respectively.

## 5. Concentrations of Risk

**General Risk**

The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of a small number of brokers (45 in 2006 and 43 in 2005). Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company.

**Credit Risk**

At December 31, 2006 and 2005, the Company's bank balances exceeded the insured limits by $160,176, and $-0-, respectively.

# MCL Financial Group, Inc.
## Notes to Financial Statements (continued)
## December 31, 2006 and 2005

### 6. Equity

Effective November 1, 2005, the Company executed a reverse split of its capital stock prior to being qualified to do business as a foreign corporation in the State of Nevada.

| | December 31, 2004 | December 31, 2005 |
|---|---|---|
| Authorized shares | 5,000,000 | 5,000 |
| Issued and outstanding | 250,000 | 250 |

### 7. Commitments and Contingencies

The Company was informed that the SEC was considering proceedings for alleged violations of various rules of the Securities and Exchange Act of 1933 and the Securities Exchange Act of 1934. The Company has made a settlement offer which includes the payment of $60,000 for the Firm. SEC staff informally agreed to accept the terms of the offer. The financial statements include an accrual for the above amount.

During 2006, the Company paid NASD a fee of $12,500 for failing to meet the Net Capital requirements during the year ended December 31, 2005.

# MCL Financial Group, Inc.

## Supplementary Information

# MCL Financial Group, Inc.
## Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
## For the Years Ended December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | $ 268,706 | $ 288,802 |
| Deductions | | |
| Fees receivable | 55,017 | 262,216 |
| Other assets | 34,851 | 29,395 |
| Total Deductions | 89,868 | 291,611 |
| Total Net Capital | $ 178,838 | $ (2,809) |
| **Aggregate Indebtedness** | | |
| Payables and accruals | $ 718,341 | $1,172,036 |
| Income taxes payable | - | - |
| Other accrued liabilities | - | - |
| Total Aggregate Indebtedness | $ 718,341 | $1,172,036 |
| **Computation of Basic Net Capital Requirements** | | |
| 6 2/3% of aggregate indebtdness | $ 47,913 | $ 78,175 |
| Minimum net capital | $ 5,000 | $ 5,000 |
| Greater of the two amounts | $ 47,913 | $ 78,175 |
| Capital in excess(deficit) of required minimum | $ 130,925 | $ (80,984) |
| **Ratio of aggregate indebtedness to net capital** | 4.02 | (417.24) |

Reconciliation with Company's computation included in Part II of Form X-17a-5:

| | 2006 | 2005 |
|---|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS Report | $ 194,719 | $ 14,883 |
| Add: Commissions revenue adjustment | - | 58,863 |
| Less: Commissions, accounts payable and various accrued expenses | (15,881) | (76,555) |
| Net capital per above | $ 178,838 | $ (2,809) |

## Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120–2337
TELEPHONE 303-797-9101 FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

# Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

In planning and performing our audit of the financial statements of MCL Financial Group, Inc. for the year ended December 31, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MCL Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


IGAF
WORLDWIDE

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mason Russell West, LLC

February 23, 2007
Littleton, Colorado

END